# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC, CIK 0001862281
CUSIP: 00640Q108
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: ONE NORTH WACKER DRIVE, SUITE 2700, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000929638-25-001941
Filed by CIK 0001163648
Persons authorized to receive notices and communications: Morgan, Lewis & Bockius LLP, One Federal Street, Boston, Massachusetts (MA), 02110, 617-951-8000

## Reporting persons
- CI Adams Street Global Private Markets Fund (CIK 0002067162): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CI INVESTMENTS INC. (CIK 0001163648): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 34,205,911.01; shared voting power 0; sole dispositive power 34,205,911.01; shared dispositive power 0; aggregate amount beneficially owned 34,205,911.01 (86.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares
Name of issuer: ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC
Address of issuer's principal executive offices: ONE NORTH WACKER DRIVE, SUITE 2700, CHICAGO, Illinois (IL), 60606
Comment: Amendment No. 1 (the "Amendment") is being filed with respect to Class I shares (the "Shares") of Adams Street Private Equity Navigator Fund LLC, a limited liability company organized under the laws of the State of Delaware (the "Issuer"), with its principal executive offices at One North Wacker Drive, Suite 2700, Chicago, IL 60606. This Amendment is being filed by the Reporting Persons to amend the Schedule 13D that was filed on May 15, 2025 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed to report that the Fund no longer beneficially owns shares of the Issuer and will no longer file reports on Schedule 13D. The Manager may continue to be deemed to have beneficial ownership of the Shares reported herein and intends to file reports on Schedule 13G pursuant to Rule 13(d)-1(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this Amendment shall not be construed as an admission that the Manager is the beneficial owners of any such Shares for purposes of Section 13(d) or Section 16(a) of the Exchange Act or for any other purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) See Items 7-13 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: (a) and (b) See Items 7-13 of the cover pages and Item 2 above.
Transactions in the class effected during the past sixty days: (c) During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as have been reported previously in the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Item 2(a).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement between the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13D

## Signatures
- CI Adams Street Global Private Markets Fund: /s/ Yvette Zhang, Yvette Zhang, Director and Chief Financial Officer (06/30/2025)
- CI INVESTMENTS INC.: By: /s/ Elsa Li, Elsa Li, Secretary (06/30/2025)